Exhibit 99.1

ASX Release:

MARKET UPDATE BLUE NATION REVIEW.com TO LAUNCH NEW NATIVE APPs IN BOTH iOS AND ANDROID IN SEPTEMBER AND OCTOBER NEW NON-PARTISAN POLITICAL COMMUNITY APP VOYCIT TO LAUNCH BY DECEMBER 2014	MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia MOKOsocialmedia.com contact@MOKO.mobi

NEW YORK, August 22 2014 – MOKO is pleased to update the market on the expansion and launch of its mobile application development for its political division. Bluenationreview.com (BNR) and its sister facebook group, has been active since May and has grown significantly in reach and user engagement. According to facebook’s own analytics, BNR’s facebook group has grown to be one of the top active political groups on facebook in the US, with weekly engagement levels even exceeding some of the more established brands.

The new BNR App will launched in both iOS (Apple) and Android versions, with the iPhone version launching first by end September and the Android version by end October.

MOKO is also preparing to release a new political community App called VOYCIT, which will be a non-partisan, user-generated content App where users can choose to follow or create their own “Groups” around specific issues, candidates, or causes. VOYCIT will enable both active office holders and aspiring candidates to set up their own channels within VOYCIT and engage and interact with other members/users. This can include fund raising, petitions, establishing a local activist groups or organizing protests and rallies.

The VOYCIT App will be available to all groups including all political parties and interest groups, enabling interaction with anybody with a political interest or activity. The development is well underway with the launch expected late in the December quarter.

Greg McCann

Chairman

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.